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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )

Launch Media, Inc. (Name of Subject Company (Issuer))
Jewel Acquisition Corporation Yahoo! Inc. (Name of Filing Person (Offeror))
Common Stock, par value $0.001 (Title of Class of Securities)
518567 10 2 (CUSIP Number of Class of Securities)

Susan L. Decker
Senior Vice President, Finance and Administration and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, California 94089
(408) 349-3300

With Copies to:

Michael J. Callahan Associate General Counsel Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 (408) 349-3300	Steven J. Tonsfeldt Venture Law Group 2800 Sand Hill Road Menlo Park, California 94025 (650) 854-4488
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the filing persons)
CALCULATION OF FILING FEE
N/A	N/A

/ /	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
/x/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

    The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Launch Media, Inc. At the time the tender offer is commenced, Yahoo! Inc. will file a Tender Offer Statement and Launch Media, Inc. will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information, and investors and security holders are strongly advised to read both such statements carefully before any decision is made with respect to the offer.

    The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Launch Media, Inc., at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at http://www.sec.gov/.

Exhibit Index

Exhibit Number	Description
(a)(5)	Press Release issued by Yahoo! Inc. and Launch Media, Inc. on June 28, 2001.

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Exhibit Index